UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D/A Under the Securities Exchange Act of 1934 (Amendment No. 1)* AMERICAN OUTDOOR BRANDS, INC.
(Name of Issuer) Common Stock, par value $0.001
(Title of Class of Securities) 02875D109
(CUSIP Number) Bijel Doshi 5485 Kietzke Lane Reno, NV 89511 (775) 548-1730 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) July 25, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02875D109
1.	Names of Reporting Persons	Hallador Investment Advisors, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)	AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	1,117,681
	8. Shared Voting Power	0
	9. Sole Dispositive Power	1,117,681
	10. Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	1,117,681
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11)	8.7%(1)
14.	Type of Reporting Person (See Instructions)	CO

(1) Based on 12,894,558 shares of common stock issued and outstanding as of June 24, 2024, as reported in the Form 10-K filed by the Issuer with the Securities and Exchange Commission on June 27, 2024.

CUSIP No. 02875D109
1.	Names of Reporting Persons	Hallador Alternative Assets Fund LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)	WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	0
	8. Shared Voting Power	578,236
	9. Sole Dispositive Power	0
	10. Shared Dispositive Power	578,236
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	578,236
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11)	4.5%(1)
14.	Type of Reporting Person (See Instructions)	OO

(1) Based on 12,894,558 shares of common stock issued and outstanding as of June 24, 2024, as reported in the Form 10-K filed by the Issuer with the Securities and Exchange Commission on June 27, 2024.

CUSIP No. 02875D109
1.	Names of Reporting Persons	The Moka Fund LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)	WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	0
	8. Shared Voting Power	539,445
	9. Sole Dispositive Power	0
	10. Shared Dispositive Power	539,445
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	539,445
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11)	4.2%(1)
14.	Type of Reporting Person (See Instructions)	PN

(1) Based on 12,894,558 shares of common stock issued and outstanding as of June 24, 2024, as reported in the Form 10-K filed by the Issuer with the Securities and Exchange Commission on June 27, 2024.

CUSIP No. 02875D109
1.	Names of Reporting Persons	David C. Hardie
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)	PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	11,900
	8. Shared Voting Power	1,117,681
	9. Sole Dispositive Power	11,900
	10. Shared Dispositive Power	1,117,681
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	1,129,581
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11)	8.8%(1)
14.	Type of Reporting Person (See Instructions)	IN

(1) Based on 12,894,558 shares of common stock issued and outstanding as of June 24, 2024, as reported in the Form 10-K filed by the Issuer with the Securities and Exchange Commission on June 27, 2024.

CUSIP No. 02875D109
1.	Names of Reporting Persons	Kevin Leary
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)	PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	4,372
	8. Shared Voting Power	1,117,681
	9. Sole Dispositive Power	4,372
	10. Shared Dispositive Power	1,117,681
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	1,122,053
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11)	8.7%(1)
14.	Type of Reporting Person (See Instructions)	IN

(1) Based on 12,894,558 shares of common stock issued and outstanding as of June 24, 2024, as reported in the Form 10-K filed by the Issuer with the Securities and Exchange Commission on June 27, 2024.

CUSIP No. 02875D109
1.	Names of Reporting Persons	Bijel Doshi
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)	PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	9,509
	8. Shared Voting Power	1,117,681
	9. Sole Dispositive Power	9,509
	10. Shared Dispositive Power	1,117,681
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	1,127,190
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11)	8.7%(1)
14.	Type of Reporting Person (See Instructions)	IN

(1) Based on 12,894,558 shares of common stock issued and outstanding as of June 24, 2024, as reported in the Form 10-K filed by the Issuer with the Securities and Exchange Commission on June 27, 2024.

Item 1.	Security and Issuer.

This Amendment No. 1 amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission on September 19, 2022 (the “Schedule 13D”) by the Reporting Persons with respect to shares of Common Stock, $0.001 par value (the “Shares”) of American Outdoor Brands, Inc., a Delaware corporation (the “Issuer”). Unless otherwise defined herein, capitalized terms used in this Amendment No. 1 shall have the meanings ascribed to them in the Schedule 13D. Unless amended or supplemented below, the information in the Schedule 13D remains unchanged.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the 578,236 Shares beneficially owned by HAAF were derived from the general working capital of HAAF. The funds for the purchase of the 539,445 Shares beneficially owned by Moka were derived from the general working capital of Moka. The funds for the purchase of the 11,900 Shares over which David C. Hardie exercises sole voting and dispositive control were derived from the personal funds of David C. Hardie. The funds for the purchase of the 4,372 Shares over which Kevin Leary exercises sole voting and dispositive control were derived from the personal funds of Kevin Leary. The funds for the purchase of the 9,509 Shares over which Bijel Doshi exercises sole voting and dispositive control were derived from the personal funds of Bijel Doshi.

Item 5.	Interest in Securities of the Issuer.

(a)

(i)	HIA beneficially owns 1,117,681 Shares, or 8.7% of the Shares.
(ii)	The amount of Shares considered to be beneficially owned by HIA by reason of its voting and dispositive powers with respect to HAAF’s investments is 578,236 Shares, or 4.5% of the Shares.
(iii)	The amount of Shares considered to be beneficially owned by HIA by reason of its voting and dispositive powers with respect to Moka’s investments is 539,445 Shares, or 4.2% of the Shares.
(iv)	David C. Hardie beneficially owns 11,900 Shares and, as a Managing Director of HIA, may be deemed to beneficially own an additional 1,117,681 Shares, for a total of 8.8% of the Shares.
(v)	Kevin Leary beneficially owns 4,372 Shares and, as a Managing Director of HIA, may be deemed to beneficially own an additional 1,117,681 Shares, for a total of 8.7% of the Shares.
(vi)	Bijel Doshi beneficially owns 9,509 Shares and, as a Managing Director of HIA, may be deemed to beneficially own an additional 1,117,681 Shares, for a total of 8.7% of the Shares.

(b)	The following table sets forth the number of Shares as to which the Reporting Persons have (i) the sole power to vote or direct the voting of the Shares, (ii) the sole power to dispose or to direct the disposition of the Shares or (iii) shared power to vote or direct the vote or dispose or direct disposition of the Shares:

Reporting Person	Sole Voting Power	Sole Power of Disposition	Shared Voting and Power of Disposition
Hallador Investment Advisors, Inc	1,117,681	1,117,681	0
Hallador Alternative Assets Fund LLC	0	0	578,236
The Moka Fund LP	0	0	539,445
David C. Hardie	11,900	11,900	1,117,681
Kevin Leary	4,372	4,372	1,117,681
Bijel Doshi	9,509	9,509	1,117,681

(c)

Reporting Person	Date	Number of Shares	Price Per Share	Where and How the Transaction Was Effected
The Moka Fund LP	July 24, 2024	1,000	$8.79	Open Market
The Moka Fund LP	July 25, 2024	19,500	$9.01	Open Market
The Moka Fund LP	July 26, 2024	10,208	$9.47	Open Market
The Moka Fund LP	July 29, 2024	12,977	$9.51	Open Market

(d)	Not applicable.

(e)	Not applicable.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 29, 2024	Hallador Investment Advisors, Inc.

/s/ David C. Hardie
	By:	David C. Hardie
	Its:	Chairman

Dated: July 29, 2024	Hallador Alternative Assets Fund LLC

/s/ David C. Hardie
	By:	David C. Hardie
	Its:	Managing Member

Dated: July 29, 2024	The Moka Fund LP

	By:	Hallador Investment Advisors, Inc.,
its General Partner

/s/ David C. Hardie
	By:	David C. Hardie
	Its:	Chairman

Dated: July 29, 2024	David C. Hardie

/s/ David C. Hardie
	By:	David C. Hardie

Dated: July 29, 2024	Kevin Leary

/s/ Kevin Leary
	By:	Kevin Leary

Dated: July 29, 2024	Bijel Doshi

/s/ Bijel Doshi
	By:	Bijel Doshi